UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2024

WESBANCO, INC.

(Exact name of Registrant as Specified in Its Charter)

West Virginia	001-39442	55-0571723
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Bank Plaza
Wheeling, West Virginia		26003
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 304 234-9000

Former Name or Former Address, if Changed Since Last Report : Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $2.0833 Par Value	WSBC	Nasdaq Global Select Market
Depositary Shares (each representing 1/40th interest in a share of 6.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A)	WSBCP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

In accordance with general instruction B.2. of Form 8-K, the following information is furnished and shall not be deemed filed for the purpose of Section 18 of the Securities Exchange Act of 1934.

Representatives of the Registrant are scheduled to make various investor presentations during the third quarter of 2024. A copy of this presentation is being furnished as Exhibit 99.1 in this Form 8-K.

Item 8.01 Other Events.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Premier Financial Corp. ("Premier") with and into Wesbanco, Inc. ("Wesbanco"), Wesbanco will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Wesbanco and Premier and a prospectus of Wesbanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO, SHAREHOLDERS OF PREMIER, AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of Wesbanco and shareholders of Premier prior to the respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statement/Prospectus, and other related documents are filed by Wesbanco or Premier with the SEC, they may be obtained for free at the SEC’s website at http://www.sec.gov, and from either Wesbanco’s website at https://www.wesbanco.com or Premier’s website at https://www.premierfincorp.com/.

No Offer or Solicitation

This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Wesbanco, Premier, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Wesbanco and Premier in connection with the proposed merger. Information about the directors and executive officers of Wesbanco is set forth in the proxy statement for Wesbanco’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier is set forth in the proxy statement for Premier’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders of Wesbanco or Premier in connection with the proposed merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, Wesbanco, or Premier using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

WESBANCO SHAREHOLDERS AND PREMIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1 - Presentation on second quarter 2024 results by Wesbanco, Inc., at various investor conferences or other events in the third quarter of 2024.

104 – Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Wesbanco, Inc. (registrant)

Date:	August 30, 2024	By:	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr. Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1

Investor Presentation(Q3 2024)(WSBC financials as of the three months ended June 30, 2024) John Iannone Senior Vice President, Investor Relations 304-905-7021

Forward-looking statements in this presentation relating to WesBanco’s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco’s Form 10-K for the year ended December 31, 2023 and documents subsequently filed by WesBanco with the Securities and Exchange Commission (“SEC”) including WesBanco’s Form 10-Q for the quarters ended March 31 and June 30, 2024, which are available at the SEC’s website, www.sec.gov or at WesBanco’s website, www.WesBanco.com. Any statements about our expectations, beliefs, plans, predictions, protections, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Forward-looking statements are typically, but not exclusively, identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipate,” “intend,” “potential,” “could,” “may,” “will, “should,” “seeks,” “likely,” “intends” “plans,” “proforma,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco’s most recent Annual Report on Form 10-K filed with the SEC under “Risk Factors” in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco’s operational and financial performance. WesBanco does not assume any duty to update forward-looking statements. While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. All forward-looking statements are necessarily only estimates of future results. Accordingly, actual results may differ materially from those expressed in or contemplated by the particular forward-looking statement, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law. Statements in this presentation with respect to the expected timing of and benefits of the proposed merger between WesBanco and Premier Financial Corp. (“PFC” or “Premier”), the parties’ plans, obligations, expectations, and intentions, and the statements with respect to accretion, earn back of tangible book value, tangible book value dilution and internal rate of return, constitute forward-looking statements as defined by federal securities laws. Such statements are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected time frames; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms and schedule; Premier’s stockholders and/or WesBanco’s shareholders may not approve the proposed merger and the merger agreement and issuance of shares of WesBanco common stock in the proposed merger, respectively; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; extended disruption of vital infrastructure; and other factors described in WesBanco’s 2023 Annual Report on Form 10-K, Premier’s 2023 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Premier with the Securities and Exchange Commission. In addition to the results of operations presented in accordance with Generally Accepted Accounting Principles (GAAP), WesBanco's management uses, and this presentation contains or references, certain non-GAAP financial measures, such as pre-tax pre-provision income, tangible common equity/tangible assets; net income excluding after-tax restructuring and merger-related expenses; efficiency ratio; return on average assets; and return on average tangible equity. WesBanco believes these financial measures provide information useful to investors in understanding our operational performance and business and performance trends which facilitate comparisons with the performance of others in the financial services industry. Although WesBanco believes that these non-GAAP financial measures enhance investors' understanding of WesBanco's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The non-GAAP financial measures contained therein should be read in conjunction with the audited financial statements and analysis as presented in the Annual Report on Form 10-K as well as the unaudited financial statements and analyses as presented in the Quarterly Reports on Forms 10-Q for WesBanco and its subsidiaries, as well as other filings. Forward-Looking Statements and Non-GAAP Financial Measures 2 ©2024 WesBanco, Inc. | All rights reserved

Additional Information about the Merger and Where to Find It In connection with the proposed merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of WesBanco and Premier and a prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO, SHAREHOLDERS OF PREMIER, AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of WesBanco and shareholders of Premier prior to the respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statement/Prospectus, and other related documents are filed by WesBanco or Premier with the SEC, they may be obtained for free at the SEC’s website at http://www.sec.gov, and from either WesBanco’s website at https://www.wesbanco.com or Premier’s website at https://www.premierfincorp.com/. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Participants in the Solicitation WesBanco, Premier, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and Premier in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier is set forth in the proxy statement for Premier’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders of WesBanco or Premier in connection with the proposed merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco, or Premier using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. WESBANCO SHAREHOLDERS AND PREMIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER. Additional Information about the Acquisition and Where to Find It 3 ©2024 WesBanco, Inc. | All rights reserved

TN 1% IN 7% KY 12% MD 25% OH 30% PA 10% WV 15% Loans TN 0% IN 5% KY 16% MD 18% OH 21% PA 13% WV 27% Deposits • Strong and balanced market presence across diverse geographies that supports disciplined organic growth • Granular core deposit funding base supports robust commercial and consumer business model • Diversified revenue streams built upon unique long-term advantages • Distinct long-term growth strategies built upon prudent credit, capital, and risk management 4 Diversified business model with strong market presence Note: loan and deposit data as of 6/30/2024; location data as of 6/30/2024 (loan production offices indicated by red dots); market share based on 2023 deposit rankings (except Pittsburgh which is MSA) (exclusions: Pittsburgh MSA – BNY Mellon, Raymond James; MD – Forbright, Capital Funding; OH – National Consumer Cooperative Bank) (source: S&P Capital IQ as of 10/13/2022)

Differentiated Regional Financial Services Institution #14 in MD #15 in OH #12 in KY #3 in WV #10 Pgh MSA Strong Market Presence in Major Markets Broad and Balanced Market Distribution ©2024 WesBanco, Inc. | All rights reserved

Balanced loan and deposit distribution across contiguous eight state footprint, with complementary loan production office strategy • Full suite of commercial and consumer banking capabilities, complemented by a wealth management business with a 100+ year track-record of success managing assets of $5.6B under trust and $1.8B under securities brokerage • Robust legacy deposit base provides core funding and pricing advantages • Streamlining through digitization and technology investments 5 Unique advantages, sustainable growth, shareholder focus Note: assets under trust are market value of Trust & Investment Services assets under management and securities brokerage assets are account value (including annuities), both as of 6/30/2024; Kroll Bond Rating Agency rating affirmation announced 7/30/2024 Investment Rationale Balanced and Diversified with Unique Long-Term Advantages Disciplined Growth from Distinct Long-Term Growth Strategies Legacy of Credit Quality, Risk Management, and Shareholder Focus • Organic growth-oriented business model supported by strategic acquisition and loan and production office strategies that support positive operating leverage • Relationship-focused model that meets customer needs efficiently and effectively • Leveraging digital capabilities to drive customer relationship value • Focus on positive operating leverage built upon a culture of expense management • Uncompromising approach to risk management, regulatory compliance, credit underwriting, and capital management • Eight consecutive “outstanding” CRA ratings from the FDIC since 2003 • Senior unsecured debt ratings of BBB+ to WesBanco, Inc. and A- to WesBanco Bank, Inc., from Kroll Bond Rating Agency • Critical, long-term focus on shareholder return through earnings growth and effective capital management ©2024 WesBanco, Inc. | All rights reserved

Proposed Acquisition of Premier Financial Corp. NOTE: slides in this section are directly from the presentation filed in conjunction with the acquisition announcement on July 26, 2024 – for additional information, please see the associated Form 8-K filing at https://investor.wesbanco.com/company-financials/sec-filings/ ©2024 WesBanco, Inc. | All rights reserved

Increased Scale • With ~$27B in assets, the combined organization will benefit from significant economies of scale • Complementary geographic footprints in familiar markets • Rise to #8 from #15 in Ohio deposit market share Boosted Performance • 2025 EPS Accretion of 40%+ driven by cost synergies and margin improvement from marking Premier’s assets to market(1) • Significant improvement in profitability metrics(1): • ROAA improving from 0.9% to 1.3% • ROATCE improves from 11.3% to 18.6% • NIM improves from to 3.06% to 3.46% Cultural Fit • Both companies have highly compatible cultures and similar business models • WesBanco has strong familiarity with Premier’s management team, lenders, customers, and markets Valuation Upside • P/ Pro Forma 2025 EPS of 9.3x(1)(2)vs. 12.2x to peers(3) • 61% pro forma increase in market cap.(2)(4) Merger rationale Acquisition of Premier Financial Corp. 7 (1) 2025 estimates include shares from capital raise and excludes one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings (2) Utilizing WSBC’s closing price of $33.32 as of 7/24/2024 (3) Peers defined as Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants. (4) Increase calculated by taking the pro forma market cap. at close including the $200mm gross equity raise divided by the pro forma market cap. as of 7/24/2024 Note: Based on June 30, 2024 financials; market data as of 7/24/2024; 2025 figures utilize consensus estimates as of 7/25/2024 ©2024 WesBanco, Inc. | All rights reserved

Similar cultures and complementary strengths Acquisition of Premier Financial Corp. 8 (1) Commercial loans include C&I, C&D, Multifamily, NOO CRE, and OO CRE loans Note: Financial data as of June 30, 2024 Source: S&P Capital IQ Pro LongHistory Founded 1870 1920 BusinessMix LoanMix StrongWealthBusiness $5.6BTrust Assets | $1.8B Brokerage $1.5BAUM/AUA LowRiskBalance Sheet NPAs/Loans & OREO Low-CostDeposit Base CostofDeposits (Q2) Non-Int Bearing Deps. / Total Deps. (Q2) GeographicFocus Operating States IN, KY, MD, OH, PA, TN, VA, WV IN, MI, OH, PA 1.95% 28.5% 2.47% 20.0% 0.30% 0.97% Charge-offs / Avg. Loans 0.07% 0.16% CRA Rating Outstanding Satisfactory Commercial Loans / Total Loans 64% (1) 71% CommercialFocus NOO CRE, C&D, Multifamily C&I & OO CRE Mortgage Consumer/Other 38% 27% 26% 9% 45% 26% 21% 8% Average C&I Loans Size $0.3mm $0.3mm ©2024 WesBanco, Inc. | All rights reserved

Pro forma company profile 9 (1) TCE shown net ofdeferred tax liability; includes net proceeds from capital raise (2) Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves (3) Deposit market share data as of June 30, 2023; excludes National Consumer Cooperative due to differentiated business model Note: Based on June 30, 2024 financials; 2025 figures utilize consensus estimates as of 7/25/2024 // Source: S&P Capital IQ Pro Acquisition of Premier Financial Corp. Pro Forma Branch Map +0.4% vs. Standalone +7.2% vs. Standalone +0.35% vs. Standalone Projected Balance Sheet Highlights at Close Projected 2025Y Performance Highlights(2) $27B Total Assets $21B Total Deposits $19B Net Loans 13.2% TRBC Ratio 40%+ EPS Accretion 1.3% ROAA 2023 Deposits Deposit Mkt. Rank Company Name ($000) Share (%) 1 U.S. Bancorp 111,162,979 20.7 2 Huntington Bancshares Inc. 78,345,735 14.6 3 Fifth Third Bancorp 71,187,180 13.3 4 KeyCorp 70,359,034 13.1 5 JPMorgan Chase & Co. 45,465,285 8.5 6 PNC Financial Services Group Inc. 35,940,627 6.7 7 Citizens Financial Group Inc. 10,884,721 2.0 Pro Forma 8,496,476 1.6 8 Park National Corp. 7,300,287 1.4 9 Bank of America Corp. 7,036,493 1.3 10 First Financial Bancorp. 6,623,765 1.2 11 TFS Financial Corp. 6,542,973 1.2 12 Premier Financial Corp. 6,010,131 1.1 13 Peoples Bancorp Inc. 3,711,063 0.7 14 Farmers National Banc Corp. 3,535,055 0.7 15 WesBanco Inc. 2,486,345 0.5 16 New York Community Bancorp Inc. 2,403,221 0.4 17 Civista Bancshares Inc. 2,363,851 0.4 18 Union Savings Bank 2,360,470 0.4 19 Dollar Mutual Bancorp 2,302,927 0.4 20 First Mutual Holding Co. 2,004,016 0.4 18.6% ROATCE 3.46% NIM $1.8B TCE(1) Ohio Deposit Market Share(3) WSBC (192) PFC (73) WSBC has 6 and PFC has 9 Loan Production Offices not illustrated ©2024 WesBanco, Inc. | All rights reserved

Structure & Consideration • 100% stock consideration • Fixed exchange ratio – 0.80 WSBC shares to be issued for each PFC share • Pro forma ownership: 62% WSBC, 30% PFC, 8% new shareholders Transaction Value • Deal value of $959 million, or $26.66 per PFC share(1) • Pricing metrics include: 12.0x DV/2025E EPS, 8.6x DV/2025E EPS with fully phased-in cost savings and excluding deal charges and CECL double count • Anticipated TBV earnback period of <3 years(2) Equity Raise • $200 million of common equity issued in conjunction with the transaction Management & Employees • No anticipated changes to the WSBC executive management team • 4 PFC directors to be appointed to the WSBC Board of Directors • Key headcount additions in Compliance, BSA/AML, Fraud Prevention, Loan Review, and other second-line-of-defense functions • Plans to retain PFC Market Presidents in Ohio Approvals • Approval of WSBC and PFC shareholders required • Customary regulatory approvals required Merger terms Acquisition of Premier Financial Corp. 10 (1) Utilizing WSBC’s closing price of $33.32 as of 7/24/2024 (2) Pro forma tangible book value includes Non-PCD CECL Day-2 double count ©2024 WesBanco, Inc. | All rights reserved

Successfully raised $200 million of common equity prior to the announcement of the Premier Financial Corp. acquisition in order to support the pro-forma bank’s balance sheet and regulatory ratios • Equity raised from 10 institutional investors, with a blend of existing and new shareholders • Anchor investment of $125 million by Wellington Management ▪ Additional investment made by Glendon Capital Management LP and Klaros Capital • Adds long-term support to WesBanco’s shareholder base, as well as providing additional liquidity • Common equity raise closed on August 1, 2024 • Proceeds were used to pay-down Federal Home Loan Bank borrowings 11 Successful common equity raise Acquisition of Premier Financial Corp. Note: this slide is supplemental and was not part of the 7/26/2024 presentation filed in conjunction with the acquisition announcement ©2024 WesBanco, Inc. | All rights reserved

Summary of due diligence Acquisition of Premier Financial Corp. 12 Credit Deposits & Borrowings Risk Management Human Resources Accounting & Tax Technology & Operations Commercial Banking Retail Banking Legal & Compliance Marketing & Branding Select Due Diligence Focus Areas Other Key Findings • Both parties use the same core system (FIS IBS) and BSA/AML/anti-fraud platform, which will benefit integration and conversion • Additional resources (i.e., expanded Compliance department) will allow the pro forma company to better address underserved markets; the combined customer base will benefit from WesBanco’s heightened CRA standards • Comprehensive due diligence review was performed by 78 members of WSBC management, with a focus on commercial banking, retail banking, wealth management, operations, facilities, human resources, risk management, customer experiences, and IT Credit Review • WesBanco’s internal credit team reviewed 52% ($2.8 billion) of Premier’s commercial portfolio, as well as 100% of all classified loans and NPAs, and identified $49.8 million in credit marks related to PCD loans and $70.7 million related to non-PCD loans ($120.5 million total credit mark) • WesBanco has hired a third-party valuation services firm to assist in the credit review and valuing transaction-related fair value marks ($324.5 million; 4.9% of 6/30 Loans HFI) ©2024 WesBanco, Inc. | All rights reserved

Earnings • Projections for WSBC and PFC based on consensus estimates through 2025; 5% growth thereafter Cost Savings • ~26% of PFC’s NIE expense base ($41.4 million on a fully phased basis) • 75% to be realized in 2025 and 100% to be realized thereafter Merger Expenses • $71.6 million of pre-tax, non-capitalized, merger-related charges • $12.6 million of capitalized expenses at close, amortized over 15 years Key Fair Value Marks(1) • Credit mark: 1.80% ($120.5 million); 41% PCD ($49.8M) and 59% non-PCD ($70.7M) • Interest rate mark: 4.9% ($324.5 million) • TruPS write-down: $5.3 million (14.6%) • Core Deposit Intangible: $147.9 million (3.38% of PFC’s non-time deposits)(2) Other Assumptions • ~$400 million of borrowings paid down at close • ~$213 million of Premier’s securities to be sold at close • Net proceeds from capital raise to be down-streamed to the bank • PFC’s cash flow hedges to be settled at close Key transaction assumptions Acquisition of Premier Financial Corp. 13 (1) Fair value marks based on metrics as of June 30, 2024 (2) Non-time deposits excludes public funds ©2024 WesBanco, Inc. | All rights reserved

Impact summary Acquisition of Premier Financial Corp. 14 (1) Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves. (2) Rate marks include interest rate mark on loans and write-down of trust preferred securities. (3) Excludes all impacts from CECL, including accretion of the Non-PCD mark. (4) Pro forma tangible book value includes Non-PCD CECL Day-2 double count. (5) Inclusive of MTM adjustments and ~$191mm of net proceeds from capital raise down-streamed to the bank to pay off bank level borrowings. Note: 2025 figures utilize consensus estimates as of 7/25/2024 Earnings and TBV Impact Strong Capital Ratios Enhanced Profitability(1) Core Excluding Rate Marks/CDI(1)(2) Excluding Rate Marks/ CDI/CECL(1)(2)(3) ~40%+ 2025 EPS Accretion ~28% 2025 EPS Accretion ~21% 2025 EPS Accretion ~13% TBV Dilution Accretive TBV Accretion ~1% TBV Dilution <3 years TBV Earnback <1 year TBV Earnback Accretive TBV Earnback 10.9% Tier 1 Common Ratio (Bank) 12.1% Total Risk-Based Capital Ratio (Bank) 9.0% Tier 1 Leverage Ratio (Bank) 1.3% 2025E ROAA 18.6% 2025E ROATCE 51% 2025E Efficiency Ratio Metrics shown at closing(5) (1) (4) (4) (4) (4) ©2024 WesBanco, Inc. | All rights reserved

Positioned for upside market performance Acquisition of Premier Financial Corp. 15 Source: S&P Capital IQ Pro; FactSet // Note: 2025 figures for peers utilize consensus estimates as of 7/15/2024 prior to earnings releases (1) Pro forma ratios are estimated at deal closing and include purchase accounting and other merger adjustments. (2) Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants. (3) 2025 profitability metrics for WSBC/PFC exclude one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings; utilizing last-twelve-months for Peers. (4) Utilizing WSBC’s closing price of $33.32 as of 7/24/2024. (5) Pro forma TBVPS of $19.05 at close; pro forma tangible book value includes Non-PCD CECL Day-2 double count (6) Pro forma 2025E EPS of $3.59; includes shares from capital raise and excludes one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings. Above Pro Forma Peers Peer Median? Median Top Quartile Profitability Estimated Net Interest Margin 3.5% 3.3% 3.6% Efficiency Ratio 51% 55% 52% Core ROAA 1.3% 1.2% 1.3% Core ROATCE 19% 15% 17% Implied Trading Multiples Stock Price $33.32 Price / TBV at Closing 1.75x 1.61x 2.11x Trade Multiple Differential (8%) 21% Price / 2025 EPS 9.3x 12.2x 13.5x Trading Multiple Differential 32% 45% ~ ~ ~ ~ (1) (2) (3) (4) (5) (6) ©2024 WesBanco, Inc. | All rights reserved

Enhanced profitability and capital generation Acquisition of Premier Financial Corp. 16 Note: Peers defined as Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants; 2025 estimates include shares from capital raise and excludes one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings Source: S&P Capital IQ Pro ROATCE (2025E) EFFCNCY. RATIO (2025E) ROAA (2025E) NIM (2025E) 3.46% 1.3% 18.6% 51% Pro Forma Pro Forma Pro Forma Pro Forma Comparison with $20B – $40B Peers ©2024 WesBanco, Inc. | All rights reserved

WesBanco 06/30/2024 Premier 06/30/2024 Pro- Forma(1) Tier 1 Leverage Ratio (Consolidated) 9.7% 10.3% 8.6% Tier1CommonRatio (Consolidated) 10.6% 11.9% 9.6% Tier1Risk-BasedCapital (Consolidated) 11.6% 12.4% 10.3% TotalRisk-BasedCapital (Consolidated) 14.4% 14.3% 13.2% Tier1LeverageRatio (Bank) 10.0% 10.4% 9.0% Tier1CommonRatio (Bank) 11.9% 12.6% 10.9% Tier1Risk-BasedCapital (Bank) 11.9% 12.6% 10.9% TotalRisk-BasedCapital (Bank) 12.8% 13.7% 12.1% C&D Concentration (Bank) 61% 68% 66% CRE Concentration (Bank) 290% 264% 299% Pro forma capital ratios remain strong, supported by additional common equity and balance sheet repositioning Acquisition of Premier Financial Corp. 17 Capital adequacy (1) Pro-forma capital ratios inclusive of MTM adjustments and ~$191mm of net proceeds from capital raise down-streamed to the bank to pay off bank level borrowings; C&D loans grown at an annualized rate of 3%; PFC CRE concentration decreases $100m from June 30, 2024 levels; WSBC increases by $150mm from June 30, 2024 levels ©2024 WesBanco, Inc. | All rights reserved

Strategies for Long-Term Success ©2024 WesBanco, Inc. | All rights reserved

19 Organic growth-oriented business model Long-Term Growth Strategies Focus on Delivering Positive Operating Leverage Strong Legacy of Credit, Capital, and Risk Management Diversified Loan Portfolio Built upon a Relationship Focused Model Distinct Revenue Capabilities, Led by 100+ Year Wealth Management Business Digital Banking Service Strategies and Core Funding Advantage Franchise-Enhancing Expansion through LPO Strategy and Targeted Acquisitions ©2024 WesBanco, Inc. | All rights reserved

Comm'l & Industrial 14% Consumer 2% HELOC 6% Residential R/E 21% Comm'l R/E: Land, Construction 9% Comm'l R/E: Owner Occupied 12% Comm'l R/E: Improved Property 36% • Focus on strategic diversification, growth, and credit quality ▪ Balance disciplined loan origination with prudent underwriting standards ▪ Focus on relationship lending, especially for C&I ▪ Key offerings include loan swaps, treasury management, foreign exchange, cyber security, and lockbox services ▪ Strong residential mortgage program, including home equity lending ▪ Loan production office strategy 20 Focus on balanced loan growth with strong underwriting standards Note: loan and deposit data as of quarter ending 6/30/2024; loan-to-value and debt service coverage as of 3/31/2024; office investment portfolio includes just one high-pass rated office investment loan within Washington D.C. and excludes owner-occupied Diversified Loan Portfolio $12.3 Billion Loan Portfolio • Average loans to average deposits ratio of 89.4% provides opportunity for continued loan growth ▪ Peer-leading non-interest bearing deposit levels drives competitive funding advantage • Manageable lending exposures ▪ De-emphasized consumer and several CRE categories in recent years ▪ Office investment loan portfolio ~$475 million, representing 4% of the total loan portfolio • Geographically diverse (no Tier 1 cities); >99% “pass” risk grade classifications • Average loan-to-value ~61%; average debt service coverage ratio ~1.7x ©2024 WesBanco, Inc. | All rights reserved

Securities Brokerage • $1.8B in account value • 11,600+ accounts • Securities investment sales • Investment advisory services • Licensed banker and regional player/coach programs • Expansion opportunities in KY, IN, and Mid-Atlantic markets, as well as external business development opportunities Trust & Investment Services • $5.6B of trust and mutual fund assets under management • 6,800+ relationships • Legacy market private wealth management growth opportunities • Expansion opportunities in the Mid-Atlantic market • WesMark Funds – six proprietary funds across equities, bonds, and tactical assets 21 Strong capabilities built upon a century of success Note: assets, loans, deposits, and clients as of 6/30/2024; chart financials as of 12/31 unless otherwise stated; Trust & Investment Services trust and mutual fund assets under management are market value and Securities Brokerage is account value (including annuities and managed accounts) Wealth Management 2013 2016 2019 2022 2024 Loans Deposits $0.1 $0.4 $0.8 $1.1 Private Client Loans and Deposits (as of 12/31) ($B) CAGR 30% $2.3 $2.4 $3.2 $4.3 $5.6 2002 2008 2012 2018 2024 Trust & Investment Services AUM (Market Value as of 12/31) ($B) CAGR 4.3% 6/30 6/30 Private Client • $1.6B in private client loans and deposits • 5,300+ relationships • Private wealth management growth opportunities across all markets $1.6 $1.4 $1.5 $1.7 $1.8 2021 2022 2023 2024 Securities Brokerage Account Value (Market Value as of 12/31) ($B) CAGR 12% 6/30 Insurance: personal, commercial, title, health, and life; expand title business in all markets; digital insurance agency for both personal and commercial property & casualty; and third-party administrator (TPA) services for small business healthcare plans ©2024 WesBanco, Inc. | All rights reserved

22 New capabilities with long-term growth opportunities Treasury Management • Focus on building comprehensive business customer relationships by providing individualized services to improve cash flow management, increase earning power, and strengthen fraud protection for clients • Key Treasury Management services ▪ Online and mobile access ▪ Deposit services ▪ Payables ▪ Sweep products ▪ Fraud and risk mitigation • New Treasury Management products ▪ Multi-card (purchasing, T&E, fleet, virtual cards) ▪ Deposit escrow sub-accounting capabilities ▪ Integrated payables ▪ Integrated receivables • During 2023, transformed the Treasury Management business line into a sales-oriented organization that strategically partners with commercial and business bankers to strengthen customer relationships • Represents an untapped market for our business clients, as current focus is on building a strong pipeline to drive future fee-based revenues Industry experts estimate that 40% of all B2B payments in the U.S. are still made with a check ... costing companies $25 billion of processing costs annually ©2024 WesBanco, Inc. | All rights reserved

• Digital banking utilization ▪ ~75% of retail customers utilize online digital banking services ▪ ~5.0 million web and mobile logins per month ▪ Mobile ~50% of total, with an average of 16 monthly logins per customer ▪ ~260,000 mobile wallet transactions, >40,000 Zelle® payments, and ~10,000 mobile deposits per month • Digital acquisition ▪ >45% of residential mortgage applications submitted via online portal ▪ >280 deposit accounts opened online per month ▪ WesBanco Insurance Services launched white-label insurance capabilities with a web-based term-life insurance platform, and a fully-integrated digital property and casualty insurance for consumers and small businesses • State-of-the-art core banking software system ▪ Omni-channel presence – real-time account activity across all channels ▪ Improved customer service through reduced manual activities ▪ More efficient processing cost structure • Cloud-based architecture utilization ▪ Early adoption to leverage modernized data and application platforms, combined with significant expense and performance benefits ▪ Actively harnessing advanced artificial intelligence (AI) and robotic process automation (RPA) technologies to automate business processes 23 Leveraging digital to drive customer value and enterprise efficiency Note: digital statistics as of 2Q2024 year-to-date (“YTD”); Zelle® payment service added August 2021; online residential mortgage applications and deposit account opening capabilities launched July 2019; WesBanco Insurance Services online term-life and P&C insurance capabilities launched November 2020 and January 2021, respectively; core banking software system upgraded 8/2/2021 Robust Digital Capabilities ©2024 WesBanco, Inc. | All rights reserved

24 Differentiated and peer-leading deposit profile Note: quarterly financial data; peer bank group includes all U.S. banks with total assets of $10B to $25B from S&P Capital IQ (as of 8/21/2024) and represent simple averages; total deposits funding cost includes non-interest bearing deposits Core Deposit Funding and Pricing Advantages • Granular core deposit funding base supports diversified commercial and retail strategy • Peer-leading non-interest bearing deposit levels drives competitive funding advantage ▪ Total demand deposits (~55% of total deposits) and non-interest bearing demand deposits (~28% of total deposits) have grown organically 7% and 5%, respectively (5-year CAGR) • Average loans to average deposits ratio of 89.4% provides opportunity for continued loan growth 28.5% 26.3% Non-Interest Bearing Deposits as % of Total Deposits WSBC $10-25B Peer Avg Q2 1.95% 2.30% Total Deposits Funding Cost WSBC $10-25B Peer Avg Q2 ©2024 WesBanco, Inc. | All rights reserved

Targeted acquisitions in existing markets and new higher-growth metro areas, as well as a complementary loan production office (“LPO”) strategy • Long-term focus on appropriate capital management to enhance shareholder value • Strong capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly • Diligent efforts to maintain a community bank-oriented, value-based approach to our markets • History of successful acquisitions that have improved earnings 25 Franchise-Enhancing Expansion Loan production office strategy and targeted acquisitions Note: loan production office strategy indicated by red dots; PFC anticipated to close in 1Q2025; AmTrust was an acquisition of five branches Franchise-Enhancing Expansion Contiguous Markets Expansion AmTrust Franchise-Enhancing Expansion Mergers PFC OLBK FFKT FTSB YCB ESB FSBI AmTrust OAKF Announced Jul-2024 Jul-2019 Apr-2018 Nov-2017 May-2016 Oct-2014 Jul-2012 Jan-2009 Jul-2007 Closed 1Q2025 (est.) Nov-2019 Aug-2018 Apr-2018 Sep-2016 Feb-2015 Nov-2012 Mar-2009 Nov-2007 Loan Production Offices Chattanooga (3Q2023) Cleveland (3Q2022) Indianapolis (2Q2022) Nashville (1Q2022) Northern VA (3Q2021) Akron Canton (2Q2016) ©2024 WesBanco, Inc. | All rights reserved

$5.4 $5.4 $5.5 $6.1 $6.1 $6.3 $8.5 $9.8 $9.8 $12.5 $15.7 $16.4 $16.9 $16.9 $17.7 $18.1 2.77% 2.63% 2.53% 2.47% 2.62% 2.57% 2.29% 2.13% 2.25% 2.13% 1.99% 2.16% 2.09% 2.11% 2.20% 2.20% $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 $10.0 $11.0 $12.0 $13.0 $14.0 $15.0 $16.0 $17.0 $18.0 $19.0 $20.0 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Assets ($B) Total Non-Interest Expense / Total Assets (1) 26 Track-record of expense control with on-going enhancement efforts Note: financial data as of 12/31; current year data as of 6/30/2024 year-to-date; balance sheet data as of period ends (1) Non-GAAP measure – please see reconciliation in appendix; non-interest expense does not exclude restructuring and merger-related expenses; Delivering Positive Operating Leverage ESB Merger (Feb-15) Fidelity Merger (Nov-12) YCB Merger (Sep-16) FTSB (Apr-18) & FFKT (Aug-18) Mergers OLBK Merger (Nov-19) • Track-record of disciplined growth, balanced by a fundamental focus on expense management and supported by franchise-enhancing acquisitions, in order to deliver positive operating leverage and enhance shareholder value ©2024 WesBanco, Inc. | All rights reserved

Strong legacy of credit and risk management and regulatory compliance ▪ Based upon conservative underwriting standards and approval processes supported by centralized back-office and loan funding functions • Mature enterprise risk management program headed by Chief Risk Officer addressing key risks in all business lines and functional areas • Enhanced compliance and risk management system and testing platform ▪ Strong and scalable BSA/AML function ▪ Examined by CFPB for consumer compliance supervision • Eight consecutive “outstanding” CRA ratings since 2003 • Strong regulatory capital ratios significantly above regulatory requirements 27 Capital ratios above both regulatory and well-capitalized levels Note: capital ratios enhanced by August 2020 issuance of $150MM of preferred stock; effective 4Q2019, as required by the Dodd-Frank Act for financial institutions with total assets >$15B, Tier 1 Capital Ratios negatively impacted by the movement of ~$130MM of TruPS from Tier 1 to Tier 2 risk-based capital Strong Risk Management and Capital Position 10.51% 10.02% 9.90% 9.87% 9.72% 4Q2020 4Q2021 4Q2022 4Q2023 2Q2024 14.72% 14.05% 12.33% 12.05% 11.58% 4Q2020 4Q2021 4Q2022 4Q2023 2Q2024 memo Well-Capitalized 8.0% Required 6.0% memo Well-Capitalized 5.0% Required 4.0% Tier 1 Risk-Based Capital Ratio Tier 1 Leverage Capital Ratio ©2024 WesBanco, Inc. | All rights reserved

28 Ensuring a strong financial institution for all of our stakeholders Note: data as of 12/31/2023 except Board diversity (as of 4/17/2024) and financial center reduction (as of 12/31/2023 and compared to 12/31/2018); “CRA” is Community Reinvestment Act; “key senior executive leadership” defined as the CEO’s direct reports and their direct reports; please visit wesbanco.com for the full sustainability report Commitment to Sustainability >6,800 jobs Created by New Markets Loan Program (Tax Credit Allocations 2004, 2007, 2017, 2018) $2.3 billion Community Development Lending (2019-2023) $124 million Community Reinvestment Act Investments (2023) $4.9 million Community Development Philanthropic Donations (2019-2023) ~59,500 hours Community Development Service Hours (2019-2023) 8 consecutive ”Outstanding” composite ratings from the FDIC for CRA performance, a period spanning more than 20 years ~70% female Employees identifying as female, including ~55% of Bank Officers >36% female Key senior executive leadership positions identifying as female 31% diverse Board of Directors identifying as diverse (gender, ethnicity) ~10% diverse Employees identifying as ethnically diverse, including ~7% of Bank Officers 36% supplies Green office supplies (compared to <1% in 2019) ~30% facilities Converted to LED lighting; will continue conversions, over time, as remodel facilities 50% workforce Including 90% of support areas, in either a 100% remote or hybrid schedule >20% reduction In financial center footprint, while continuing to serve customers effectively 154 years Strong culture of credit quality, risk management, and compliance ©2024 WesBanco, Inc. | All rights reserved

• Newsweek named WesBanco one of America’s Greatest Workplaces, based on an employee survey covering topics like compensation and benefits, training and career progression, work-life balance, and company culture • WesBanco also named one of America’s Greatest Workplaces for Parents and Families, by Newsweek, based on how much parents feel supported in a workplace and the number of corporate programs benefiting families • For the 14th time since the rankings inception in 2010, WesBanco Bank was again named one of the Best Banks in America by Forbes based on soundness, capital, credit quality, and profitability • Newsweek named WesBanco Bank one of America’s Best Regional Banks, based on soundness, profitability, and customer reviews • For the third consecutive year, WesBanco was named one of the best performing 100 largest banks by S&P Global Market Intelligence • Bauer Financial again awarded WesBanco Bank their highest rating as a “five-star” bank – for the 40th consecutive quarter • WesBanco Bank received the America Saves Designation of Savings Excellence for Banks, a designation from America Saves, for the 9th consecutive year and one of only nine banks • Kroll Bond Rating Agency affirmed senior unsecured debt ratings of BBB+ to WesBanco, Inc. and A- to WesBanco Bank, Inc. 29 National accolades a testament to strong performance & foundation Note: Kroll Bond Rating Agency rating affirmation announced 7/30/2024 Commitment to Excellence ©2024 WesBanco, Inc. | All rights reserved

Financial Overview ©2024 WesBanco, Inc. | All rights reserved

Continued strong loan growth both year-over-year and quarter-over-quarter ▪ Total loans up $1.1 billion year-over-year • Deposits increased 4.4% year-over-year • Non-interest income increased 2.4% quarter-over-quarter • Continued efforts to optimize our financial center network to improve efficiencies • Key credit quality metrics remained at low levels and favorable to peer bank averages • WesBanco remains well-capitalized with solid liquidity and a strong balance sheet with capacity to fund loan growth • Nationally recognized as a ‘greatest workplace’ for the high engagement of our diverse and talented teams 31 Net Income Available to Common Shareholders and Diluted EPS(1) $29.4 million; $0.49/diluted share Total Loan Growth +12.9% QoQ (annualized); +10.1% YoY Total Deposits +4.4% YoY Non-Interest Income +2.4% QoQ Average loans to average deposits 89.4% Non-Performing Assets to Total Assets 0.20% Tangible Common Equity to Tangible Assets(1) 7.52% 8 consecutive quarters of strong YoY loan growth averaging 9% Note: financial and operational highlights during the quarter ended June 30, 2024 (1) Non-GAAP measure – please see reconciliation in appendix; excludes restructuring and merger-related expenses Q2 2024 Financial and Operational Highlights ©2024 WesBanco, Inc. | All rights reserved

Comm'l Payoffs Comm'l New Originations All Other Net Advances / (Paydowns) Comm'l Avg Payoff Yield 6.53% Comm'l Avg New Yield 7.98% Total Loan Growth = 10.1% ($MM) Comm'l Payoffs Comm'l New Originations All Other Net Advances / (Paydowns) Total Loan Growth = (non-annualized) 3.2% Comm'l Avg Payoff Yield 7.21% Comm'l Avg New Yield 8.05% ($MM) • +10.1% year-over-year and +3.2% (or +12.9% annualized) quarter-over-quarter ▪ Loan growth continues to demonstrate the strength of our markets and lending teams ▪ Loan production offices are contributing meaningfully to both commercial loan growth and loan pipeline, which was approximately $950 million, as of 6/30/2024 • C&I loans increased 13.0% year-over-year and 18.4% quarter-over-quarter annualized, reflecting strategic loan production office and lender hiring initiatives • CRE loan payoffs totaled approximately $32 million during the second quarter ($95 million year-to-date), as compared to an anticipated annual level in the $500 million range within a more normal operating environment • C&I line utilization, for the second quarter, increased 370 basis points year-over-year to ~36%, as compared to a mid-40% range prior to the pandemic 32 Total loans up $1.1 billion YoY and $0.4 billion QoQ Q2 2024 Total Portfolio Loans ©2024 WesBanco, Inc. | All rights reserved

Loans P.A. Accretion Other Int.-Bearing Deposits FHLB Borrowings Cash & Securities Fixed Rate 27% Variable Rate 73% 2Q2024 Commercial Loan Portfolio Index Mix <3 Months 62% 3 to 24 Months 1% 24 to 48 Months 2% 48 to 60 Months 34% >60 Months 1% Variable Commercial Loan Repricing 33 NIM continues to reflect the higher rate environment and deposit remix • Q2 2024 net interest margin of 2.95% reflects higher funding costs from the remix of non-interest bearing deposits into higher tier money market and certificate of deposit accounts, offset by loan growth and the benefit of rising interest rates on earning assets ▪ As anticipated, NIM increased 3 basis points quarter-over-quarter as higher loan yields outpaced higher funding costs ▪ Loan yields increased 14 basis points quarter-over-quarter and 54 basis points year-over-year, as rates on new commercial loans continue to average 8% • Deposit funding costs, including non-interest bearing deposits, were 195 basis points, increasing 14 basis points sequentially and 92 basis points year-over-year, reflecting a continuation of the decline in the rate of increase as the pace of remix continues to soften Q2 2024 Net Interest Margin (NIM) ©2024 WesBanco, Inc. | All rights reserved

Quarter Ending % H / (L) % H / (L) ($000s) 06/30/24 06/30/23 03/31/24 Trust fees $7,303 5.6% (9.6%) Service charges on deposits 7,111 14.1% 4.8% Digital banking income 5,040 0.6% 7.1% Net swap fee & valuation (loss)/income 1,776 (32.0%) 13.6% Net securities brokerage revenue 2,601 3.1% 2.1% Bank-owned life insurance 2,791 (12.5%) 35.0% Mortgage banking income 1,069 77.9% 54.3% Net securities gains/(losses) 135 (34.1%) (74.9%) Net gains/(losses) on OREO & other assets 34 (96.1%) (77.9%) Other income 3,495 (5.0%) (0.1%) Total non-interest income $31,355 (1.5%) 2.4% • Non-interest income decreased 1.5% year-over-year primarily due to lower net swap fee and valuation income, as well as higher net gains on other real estate owned and other assets in the prior year period • Gross swap fees were $1.8 million, compared to $2.4 million in the prior year ▪ Fair market valuation adjustment of zero, as compared to $0.2 million last year • The year-over-year increase in service charges on deposits reflects fee income from new products and services and increased general consumer spending • Mortgage banking income increased year-over-year due to an improvement in the net gain on sale margin for residential mortgages sold in the secondary market 34 Wealth management and new product/service fees driving growth Note: OREO = other real estate owned Q2 2024 Non-Interest Income ©2024 WesBanco, Inc. | All rights reserved

Quarter Ending % H / (L) % H / (L) ($000s) 06/30/24 06/30/23 03/31/24 Salaries and wages $43,991 (1.1%) 2.3% Employee benefits 10,579 (8.1%) (13.2%) Net occupancy 6,309 2.9% (4.7%) Equipment and software 10,457 18.5% 4.5% Marketing 2,371 (14.2%) 25.8% FDIC insurance 3,523 22.7% 2.2% Amortization of intangible assets 2,072 (9.2%) (1.0%) Other operating expenses 19,313 10.1% 7.6% Sub-total non-interest expense $98,615 2.3% 1.5% Restructuring & merger-related 3,777 nm na Total non-interest expense $102,392 6.2% 5.4% Committed to discretionary expense management Q2 2024 Non-Interest Expense • Non-interest expense increased year-over-year due to increases in equipment and software expenses and other operating expenses • Equipment and software expense increased due to he impact of the prior year ATM upgrades, which were phased in throughout the prior year • Other operating expenses increased primarily due to higher costs and fees in support of loan growth and higher other miscellaneous expenses • Salaries and wages decreased year-over-year due to lower staffing levels associated with efficiency improvements in the mortgage and branch staffing models, partially offset by normal compensation merit adjustments • Employee benefits decreased due to lower health insurance costs driven by lower staffing levels 35 ©2024 WesBanco, Inc. | All rights reserved

2.16% 2.09% 2.11% 2.20% 2.20% 2.31% 2.09% 2.14% 2.23% 2.45% 2020 2021 2022 2023 2024 (6/30) WSBC $10-25B Banks 36 Comparable operating measures to peer bank group Note: historical data as of 12/31 YTD; current data as of 6/30/2024 YTD; peer bank group includes all U.S. banks with total assets of $10B to $25B from S&P Capital IQ (as of 8/21/2024 and represent simple averages; NIM (fully taxable-equivalent (FTE) and annualized basis) and non-interest expense (does not exclude restructuring & merger-related expenses) are company reported; other figures are S&P calculations); 2020 and 2021 comparability impacted by timing of the adoption of Current Expected Credit Losses (“CECL”) accounting standard and economic assumptions used by each bank (WSBC adopted January 1, 2020); please see the reconciliations in the appendix Return on Average Assets Non-Interest Expense to Total Assets Net Interest Margin Return on Average Tangible Common Equity Disciplined Execution upon Growth Strategies 3.37% 3.11% 3.20% 3.14% 2.93% 3.35% 2.99% 3.29% 3.27% 3.14% 2020 2021 2022 2023 2024 (6/30) WSBC $10-25B Banks 0.73% 1.37% 1.08% 0.86% 0.67% 0.89% 1.27% 1.18% 0.95% 0.79% 2020 2021 2022 2023 2024 (6/30) WSBC (x- merger & DTA revalue costs) WSBC $10-25B Banks 1.40% 0.77% 0.71% 0.88% 1.09% 8.6% 14.9% 13.8% 11.6% 9.9% 10.9% 15.6% 15.5% 13.1% 11.0% 2020 2021 2022 2023 2024 (6/30) WSBC (x- merger & DTA revalue costs) WSBC $10-25B Banks 15.2% 9.1% 10.4% 13.9% 11.8% ©2024 WesBanco, Inc. | All rights reserved

0.25% 0.23% 0.25% 0.16% 0.20% 0.60% 0.38% 0.37% 0.31% 0.38% 2020 2021 2022 2023 2024 (6/30) WSBC $10-25B Banks 0.06% 0.02% 0.02% 0.04% 0.14% 0.22% 0.08% 0.05% 0.15% 0.18% 2020 YTD 2021 YTD 2022 YTD 2023 YTD 2024 (6/30) WSBC $10-25B Banks 1.72% 1.25% 1.10% 1.12% 1.11% 1.51% 1.20% 1.11% 1.19% 1.18% 2020 2021 2022 2023 2024 (6/30) WSBC $10-25B Banks 4.59% 3.75% 2.34% 2.22% 2.15% 4.76% 3.30% 1.90% 2.88% 3.40% 2020 2021 2022 2023 2024 (6/30) $10-25B Banks 37 Favorable asset quality measures compared to peer bank group Note: financial data as of quarter ending for dates specified; peer bank group includes all U.S. banks with total assets of $10B to $25B from S&P Capital IQ (as of 8/21/2024) and represent simple averages except criticized & classified loans as % of total loans which is a weighted average; 2020 and 2021 comparability impacted by timing of the adoption of Current Expected Credit Losses (“CECL”) accounting standard and economic assumptions used by each bank (WSBC adopted January 1, 2020) Non-Performing Assets as % of Total Assets Net Charge-Offs as % of Average Loans (YTD Annualized) Allowance for Credit Losses as % of Total Loans Criticized & Classified Loans as % of Total Loans Strong Legacy of Credit Quality ©2024 WesBanco, Inc. | All rights reserved

$0.14 $0.36 4Q2010 2Q2024 $12.09 $21.45 4Q2010 2Q2024 38 Returning value to shareholders Note: dividend through November 2023 declaration announcement; WSBC dividend yield based upon 8/1/2024 closing stock price of $30.55; peer bank group includes all U.S. banks with total assets of $10B to $25B (as of most recent period) from S&P Capital IQ (as of 8/21/2024 and represent simple average) (1) Under the existing share repurchase authorization that was approved on February 24, 2022 by WesBanco’s Board of Directors (2) Non-GAAP measure – please see reconciliation in appendix • Focus on appropriate capital allocation to provide financial flexibility while continuing to enhance shareholder value through earnings growth and effective capital management • Capital management strategy: dividends, loan growth, acquisitions, share repurchases • Q2 2024 dividend yield 4.7%, compared to 3.7% for bank group • ~1.0 million shares continue to remain for repurchase (as of 6/30/2024)(1) Capital Management Strategy Tangible Book Value per Share ($)(2) Quarterly Dividend per Share ($) +157% +77% ©2024 WesBanco, Inc. | All rights reserved

Appendix ©2024 WesBanco, Inc. | All rights reserved

H / (L) H / (L) H / (L) 06/30/24 06/30/23 03/31/24 06/30/24 06/30/23 Return on Average Assets (1)(2) 0.66% (32bp) (9bp) 0.71% (29bp) PTPP Return on Average Assets (1)(2) 1.11% (21bp) 3bp 1.09% (28bp) Return on Average Equity (1)(2) 4.65% (217bp) (59bp) 4.94% (196bp) PTPP Return on Average Equity (1)(2) 7.80% (137bp) 31bp 7.65% (180bp) Return on Average Tangible Equity (1)(2) 8.78% (421bp) (107bp) 9.31% (392bp) PTPP Return on Average Tangible Equity (1)(2) 14.55% (289bp) 55bp 14.28% (379bp) Tangible Book Value per Share ($) (1) $21.45 6.8% 0.3% $21.45 6.8% Efficiency Ratio (1)(2) 66.11% 378bp (54bp) 66.38% 488bp Net Interest Margin 2.95% (23bp) 3bp 2.93% (34bp) Average Loans to Average Deposits 89.40% 396bp 73bp 89.04% 458bp Non-Performing Assets to Total Assets 0.20% 1bp 1bp 0.20% 1bp Net Loan Charge-offs to Average Loans (annualized) 0.07% 5bp (13bp) 0.14% 9bp Quarter Ending Year-to-Date 40 Q2 2024 Key Metrics Note: PTPP = pre-tax, pre-provision (1) Non-GAAP measure – please see reconciliation in appendix (2) Excludes restructuring and merger-related expenses ©2024 WesBanco, Inc. | All rights reserved

($MM) 06/30/24 $ 1 ,517 $ (357) Unrealized Losses as % of CET 1 23.5% AFS+HTM Net Unrealized Losses (after-tax) Common Equity Tier 1 Capital (CET 1) 95% States & Political Subdivisions 5% Other 72% Mortgage-Backed: Residential 12% Mortgage-Backed: Commercial 12% U.S. Gov't Entities/Agencies 4% Other Equities 0% Available-for- Sale 64% Held-to- Maturity 36% 06/30/24 $3,295 = ($MM) ($MM) 06/30/24 Tangible Common Equity (1) $ 1 ,278 HTM Securities Unrealized Losses (115) Adjusted Tangible Common Equity $ 1 ,163 Tangible Assets (1) $ 1 7,007 HTM Securities Unrealized Losses (115) Adjusted Tangible Assets $ 1 6,892 7.52% 6.89% Tangible Common Equity to Tangible Assets (1) Adjusted Tangible Common Equity to Tangible Assets • Tangible common equity to tangible assets ratio improved 17 basis points year-over-year to 7.52% • Weighted average yield 2.52% vs. 2.46% last year • Weighted average duration 4.9 • Total unrealized securities losses (after-tax): ▪ Available for Sale (“AFS”) = $242MM ▪ Held to Maturity (“HTM”) = $115MM • Note: HTM losses not recognized in accumulated other comprehensive income 41 Securities 18.2% of assets, down 237 basis points year-over-year Note: weighted average yields have been calculated on a taxable-equivalent basis using the federal statutory rate of 21%; after-tax unrealized losses have been calculated using the Other Comprehensive Income (“OCI”) tax rate of ~24% (1) Non-GAAP measure – please see reconciliation in appendix Q2 2024 Total Securities ©2024 WesBanco, Inc. | All rights reserved

Loans P.A. Accretion Other Int.-Bearing Deposits FHLB Borrowings Cash & Securities Fixed Rate 27% Variable Rate 73% 2Q2024 Commercial Loan Portfolio Index Mix <3 Months 62% 3 to 24 Months 1% 24 to 48 Months 2% 48 to 60 Months 34% >60 Months 1% Variable Commercial Loan Repricing 42 NIM continues to reflect the higher rate environment and deposit remix • Q2 2024 net interest margin of 2.95% reflects higher funding costs from the remix of non-interest bearing deposits into higher tier money market and certificate of deposit accounts, offset by loan growth and the benefit of rising interest rates on earning assets ▪ As anticipated, NIM increased 3 basis points quarter-over-quarter as higher loan yields outpaced higher funding costs ▪ Loan yields increased 14 basis points quarter-over-quarter and 54 basis points year-over-year, as rates on new commercial loans continue to average 8% • Deposit funding costs, including non-interest bearing deposits, were 195 basis points, increasing 14 basis points sequentially and 92 basis points year-over-year, reflecting a continuation of the decline in the rate of increase as the pace of remix continues to soften Q2 2024 Net Interest Margin (NIM) ©2024 WesBanco, Inc. | All rights reserved

Portfolio Change / Economic Factors Qualitative Factors Other Qualitative adjustments for loan concentrations, regional macroeconomic factors, and model limitations Changes in individually evaluated loans and other miscellaneous adjustments Loan portfolio growth Changes to macroeconomic variables Includes changes in both quantitative and qualitative economic factors ($MM) 43 Allowance coverage ratio of 1.11% Note: ACL at 6/30/2024 excludes off-balance sheet credit exposures of $9.2 million • The increase in the allowance was driven by strong loan growth, higher unemployment assumptions, and a reserve for an individual C&I loan • During Q2 2024, recorded a provision for credit losses of $10.5 million, as compared to $3.0 million in the prior year period • Allowance coverage ratio of 1.11% • Excludes fair market value adjustments on previously acquired loans representing 0.10% of total portfolio loans Q2 2024 Current Expected Credit Loss (CECL) ©2024 WesBanco, Inc. | All rights reserved

($000s) 06/30/23 03/31/24 06/30/24 06/30/23 06/30/24 12/31/09 12/31/10 12/31/11 12/31/12 12/31/13 12/31/14 12/31/15 12/31/16 12/31/17 12/31/18 12/31/19 12/31/20 12/31/21 12/31/22 12/31/23 Total Assets (Period-End) ($MM) $17,357 $17,773 $18,128 $17,356.95 $18,128 $5,397 $5,361 $5,536 $6,079 $6,145 $6,297 $8,470 $9,791 $9,816 $12,459 $15,720 $16,426 $16,927 $16,932 $17,712 Non-Interest Expense $96,437 $97,191 $102,392 $192,560 $199,585 $149,648 $141,152 $140,295 $150,120 $160,998 $161,633 $193,923 $208,680 $220,860 $265,224 $312,208 $354,845 $353,143 $356,966 $390,002 Restructuring & Merger-Related Expense ($35) $0 ($3,777) ($3,188) ($3,777) ($1,815) ($175) $0 ($3,888) ($1,310) ($1,309) ($11,082) ($13,261) ($945) ($17,860) ($16,397) ($9,725) ($6,717) ($1,723) ($3,830) Non-Interest Expense (excluding restructuring & merger-related expense) $96,402 $97,191 $98,615 $189,372 $195,808 $147,833 $140,977 $140,295 $146,232 $159,688 $160,324 $182,841 $195,419 $219,915 $247,364 $295,811 $345,120 $346,426 $355,243 $386,172 Non-Interest Expense to Total Assets 2.23% 2.20% 2.27% 2.24% 2.21% 2.77% 2.63% 2.53% 2.47% 2.62% 2.57% 2.29% 2.13% 2.25% 2.13% 1.99% 2.16% 2.09% 2.11% 2.20% Non-Interest Expense (excluding restructuring & merger-related expense) to Total Assets 2.23% 2.20% 2.19% 2.20% 2.17% 2.74% 2.63% 2.53% 2.41% 2.60% 2.55% 2.16% 2.00% 2.24% 1.99% 1.88% 2.10% 2.05% 2.10% 2.18% Net Interest Income (FTE-basis) $122,822 $115,185 $117,804 $248,427 $232,990 $165,916 $172,235 $175,885 $175,027 $192,556 $200,545 $246,014 $263,232 $300,790 $352,760 $405,222 $483,999 $462,229 $479,315 $486,343 Non-Interest Income $31,841 $30,629 $31,355 $59,493 $61,984 $64,589 $59,599 $59,888 $64,775 $69,285 $68,504 $74,466 $81,499 $88,840 $100,276 $116,716 $128,185 $132,785 $117,391 $120,447 Total Income $154,663 $145,814 $149,159 $307,920 $294,974 $230,505 $231,834 $235,773 $239,802 $261,841 $269,049 $320,480 $344,731 $389,630 $453,036 $521,938 $612,184 $595,014 $596,706 $606,790 Efficiency Ratio 62.33% 66.65% 66.11% 61.50% 66.38% 64.13% 60.81% 59.50% 60.98% 60.99% 59.59% 57.05% 56.69% 56.44% 54.60% 56.68% 56.38% 58.22% 59.53% 63.64% Three Months Ending Six Months Ending Twelve Months Ending 44 Non-Interest Expense to Total Assets and Efficiency Ratio Reconciliation Note: “non-interest expense to total assets” are annualized by utilizing the actual numbers of days in the quarter versus the year; “efficiency ratio” is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; Old Line Bancshares merger closed November 2019; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018; Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015; Fidelity Bancorp merger closed November 2012; AmTrust 5 branch acquisition closed March 2009 ©2024 WesBanco, Inc. | All rights reserved

($000s) 06/30/23 03/31/24 06/30/24 06/30/23 06/30/24 Income before Provision for Income Taxes $53,943 $43,390 $35,015 $106,226 $78,404 Provision for Credit Losses 3,028 4,014 10,541 6,605 14,555 Pre-Tax, Pre-Provision Income ("PTPP") $56,971 $47,404 $45,556 $112,831 $92,959 Restructuring and Merger-Related Expense 35 0 3,777 3,188 3,777 PTPP (excluding restructuring and merger-related expense) $57,006 $47,404 $49,333 $116,019 $96,736 PTPP (excluding restructuring and merger-related expense) $57,006 $47,404 $49,333 $116,019 $96,736 Average Total Assets 17,294,364 17,704,265 17,890,314 17,133,246 17,797,289 PTPP Return on Average Assets 1.32% 1.08% 1.11% 1.37% 1.09% PTPP (excluding restructuring and merger-related expense) $57,006 $47,404 $49,333 $116,019 $96,736 Amortization of Intangibles 2,282 2,092 2,072 4,583 4,164 PTPP before Amortization of Intangibles (excluding restructuring and merger-related expense) $59,288 $49,496 $51,405 $120,602 $100,900 Average Total Shareholders' Equity $2,493,066 $2,545,841 $2,542,948 $2,475,678 $2,544,394 Average Goodwill and Other Intangibles (net of deferred tax liability) (1,129,155) (1,123,938) (1,122,264) (1,130,086) (1,123,101) Average Tangible Equity $1,363,911 $1,421,903 $1,420,684 $1,345,592 $1,421,293 PTPP Return on Average Tangible Equity 17.44% 14.00% 14.55% 18.07% 14.28% Three Months Ending Six Months Ending 45 Pre-Tax, Pre-Provision Income (PTPP) and Ratios Reconciliation ©2024 WesBanco, Inc. | All rights reserved

($000s, except earnings per share) 06/30/23 03/31/24 06/30/24 06/30/23 06/30/24 Net Income Available to Common Shareholders $42,349 $33,162 $26,385 $82,158 $59,546 Restructuring and Merger-Related Expense (net of tax) 28 0 2,984 2,519 2,984 Net Income Available to Common Shareholders (excluding restructuring and merger-related expense) $42,377 $33,162 $29,369 $84,677 $62,530 Net Income Available to Common Shareholders per Diluted Share ($) $0.71 $0.56 $0.44 $1.38 $1.00 Restructuring and Merger-Related Expense (net of tax) 0.00 0.00 0.05 0.05 0.05 Net Income Available to Common Shareholders per Diluted Share ($) (excluding restructuring and merger-related expense) $0.71 $0.56 $0.49 $1.43 $1.05 Average Common Shares Outstanding – Diluted (000s) 59,386 59,524 59,656 59,389 59,593 Three Months Ending Six Months Ending 46 Net Income and Diluted Earnings per Share (EPS) Reconciliation ©2024 WesBanco, Inc. | All rights reserved

47 Tangible Book Value per Share Reconciliation ($000s, except earnings per share) 12/31/10 06/30/23 03/31/24 06/30/24 06/30/23 06/30/24 Total Shareholders's Equity (period-end) $606,863 $2,464,988 $2,538,362 $2,544,279 $2,464,988 $2,544,279 Goodwill & Other Intangible Assets (net of deferred tax liability)(period-end) (285,559) (1,128,371) (1,123,158) (1,121,521) (1,128,371) (1,121,521) Preferred Shareholders' Equity 0 (144,484) (144,484) (144,484) (144,484) (144,484) Tangible Common Equity (period-end) $321,304 $1,192,133 $1,270,720 $1,278,274 $1,192,133 $1,278,274 Common Shares Outstanding (period-end) (000s) 26,587 59,355 59,396 59,579 59,355 59,579 Tangible Common Book Value per Share ($) $12.09 $20.08 $21.39 $21.46 $20.08 $21.46 Three Months Ending Six Months Ending ©2024 WesBanco, Inc. | All rights reserved

48 Return on Average Assets (1) Ratios are annualized by utilizing the actual numbers of days in the quarter versus the year Note: Current Expected Credit Losses (“CECL”) accounting standard adopted January 1, 2020 by WSBC; Old Line Bancshares merger closed November 2019 Reconciliation ($000s) 06/30/23 06/30/24 06/30/23 06/30/24 12/31/19 12/31/20 12/31/21 12/31/22 12/31/23 Net Income Available to Common Shareholders $42,349 $26,385 $82,158 $59,546 $158,873 $119,400 $232,135 $181,988 $148,907 Restructuring and Merger-Related Expenses (net of tax) $28 $2,984 $2,519 $2,984 $12,954 $7,683 $5,306 $1,361 $3,026 Net Income Available to Common Shareholders (excluding restructuring & merger-related expense) $42,377 $29,369 $84,677 $62,530 $171,827 $127,083 $237,441 $183,349 $151,933 Average Assets $17,294,364 $17,890,314 $17,133,246 $17,797,289 $12,853,920 $16,442,704 $16,928,377 $16,879,541 $17,259,720 Return on Average Assets (1) 0.98% 0.59% 0.97% 0.67% 1.24% 0.73% 1.37% 1.08% 0.86% Return on Average Assets (excluding restructuring & merger-related expense) (1) 0.98% 0.66% 1.00% 0.71% 1.34% 0.77% 1.40% 1.09% 0.88% Three Months Ending Six Months Ending Twelve Months Ending ©2024 WesBanco, Inc. | All rights reserved

49 Return on Average Tangible Equity Reconciliation (1) Amortization of intangibles tax effected at 21% for all prior periods (2) Ratios are annualized by utilizing the actual numbers of days in the quarter versus the year Note: Current Expected Credit Losses (“CECL”) accounting standard adopted January 1, 2020 by WSBC; Old Line Bancshares merger closed November 2019 ($000s) 06/30/23 06/30/24 06/30/23 06/30/24 12/31/18 12/31/19 12/31/20 12/31/21 12/31/22 12/31/23 Net Income Available to Common Shareholders $42,349 $26,385 $82,158 $59,546 $143,112 $158,873 $119,400 $232,135 $181,988 $148,907 Amortization of Intangibles (1) $1,803 $1,637 $3,621 $3,290 $5,514 $8,169 $10,595 $9,051 $8,120 $7,180 Net Income Available to Common Shareholders before Amortization of Intangibles $44,152 $28,022 $85,779 $62,836 $148,626 $167,042 $129,995 $241,186 $190,108 $156,087 Restructuring and Merger-Related Expenses (net of tax) $28 $2,984 $2,519 $2,984 $14,109 $12,954 $7,683 $5,306 $1,361 $3,026 Net Income Available to Common Shareholders before Amortization of Intangibles and Restructuring & Merger-Related Expenses $44,180 $31,006 $88,298 $65,820 $162,735 $179,996 $137,678 $246,492 $191,469 $159,113 Average Total Shareholders Equity $2,493,066 $2,542,948 $2,475,678 $2,544,394 $1,648,425 $2,119,995 $2,651,402 $2,764,337 $2,515,509 $2,474,627 Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities ($1,129,155) ($1,122,264) ($1,130,086) ($1,123,101) ($732,978) ($927,974) ($1,141,528) ($1,144,698) ($1,136,062) ($1,128,277) Average Tangible Equity $1,363,911 $1,420,684 $1,345,592 $1,421,293 $915,447 $1,192,021 $1,509,874 $1,619,639 $1,379,447 $1,346,350 Return on Average Tangible Equity (2) 12.98% 7.93% 12.86% 8.89% 16.24% 14.01% 8.61% 14.89% 13.78% 11.59% Return on Average Tangible Equity Excluding Restructuring & Merger- Related Expenses (2) 12.99% 8.78% 13.23% 9.31% 17.78% 15.10% 9.12% 15.22% 13.88% 11.82% Three Months Ending Six Months Ending Twelve Months Ending ©2024 WesBanco, Inc. | All rights reserved

Appendix for Proposed Acquisition of Premier Financial Corp. NOTE: slides in this section are directly from the presentation filed in conjunction with the acquisition announcement on July 26, 2024 – for additional information, please see the associated Form 8-K filing at https://investor.wesbanco.com/company-financials/sec-filings/ ©2024 WesBanco, Inc. | All rights reserved

Capital accretion post transaction Appendix 51 CET1 Capital Ratio (%) Total Risk-Based Capital (%) Leverage Ratio (%) Tier 1 Risk-Based Capital Ratio (%) 9.6 10.1 10.9 11.3 At Close 12/31/2025 8.6 9.0 9.0 9.5 At Close 12/31/2025 13.2 13.5 12.1 12.5 At Close 12/31/2025 10.3 10.7 10.9 11.3 At Close 12/31/2025 Note: Pro-forma capital ratios inclusive of MTM adjustments and ~$191mm of net proceeds from capital raise down-streamed to the bank Consolidated Bank-Level ©2024 WesBanco, Inc. | All rights reserved

Illustrative pro forma earnings accretion reconciliation Illustrative Fully Phased-In EPS Accretion Appendix 52 Adjusted Unadjusted Dollars in millions; excluding per share data 2025E(1) 2025E WSBC Earnings $ 1 50.7 $ 1 50.7 PFC Earnings 8 0.2 8 0.2 Combined Earnings $ 2 30.8 $ 2 30.8 Run-Rate Cost Savings $ 3 1.5 $ 2 3.6 FMV Adjustments 7 6.4 7 6.4 Balance Sheet Repositioning 8 .9 8 .9 Durbin Adjustment (4 .0) (4 .0) Post-closing Transaction Expenses - (2 7.1) Other Adjustments (0 .6) (0 .6) Merger Related Income (after-tax) $ 1 12.1 $ 7 7.1 Pro Forma Earnings $ 3 43.0 $ 3 08.0 Standalone Avg. Diluted Shares Outstanding (Millions) 59.6 59.6 Standalone EPS $ 2 .53 $ 2 .53 Pro Forma Avg. Diluted Shares Outstanding (Millions) 95.6 95.6 Pro Forma EPS $ 3 .59 $ 3 .22 EPS Accretion ($) $ 1 .06 $ 0 .69 EPS Accretion (%) 42% 27% (1) Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves. (2) FMV adjustments include accretion of PFC’s AOCI at closing, net loan mark accretion, TruPS mark amortization, and amortization of CDI. (3) Balance sheet repositioning includes adjustments from the sale of securities, paydown of borrowings, and sale of MSRs. (4) Other adjustments include but not limited to: increase in service fee income, opportunity cost of cash, additional branch savings, and PPE & Capitalized Expense amortization. Note: WSBC and PFC 2025 net income based on street consensus estimates; consensus estimates as of 7/25/2024 (2) (3) (4) (75% phase in) ©2024 WesBanco, Inc. | All rights reserved

Shares $ per $ Millions (Millions) Share WSBC TBV at Close (12/31/2024) $ 1 ,305 60 $ 2 1.90 Net Proceeds from Equity Raise 190 7 26.06 Stock Consideration to PFC 959 29 33.32 Total Goodwill Created (4 50) Core Deposit Intangibles (1 48) After-tax DTL Created From CDI 31 CECL Day-1 Non-PCD Double Count (5 6) WSBC After-Tax Deal Charges (8) Pro Forma TBV at close $ 1 ,822 96 $ 1 9.05 $ dilution to WSBC $ (2 .85) % dilution to WSBC (13.0%) $ Millions Aggregate Transaction Value $ 959 PFC Tangible Common Equity at Close (12/31/2024) 691 Other Intangibles Deferred Tax Liability 2 Restructuring Cost Attributable to PFC (2 0) Adjusted PFC Tangible Common Equity $ 673 Net Credit Mark 6 PCD Loan Mark (5 0) Rate Marks (3 19) FMV Adjustment to Fixed Assets (2) Gain on Sale of MSRs 9 Core Deposit Intangible 148 Deferred Tax Asset / (Liability) Created 44 Goodwill Created $ 450 Tangible book value dilution reconciliation Appendix 53 Estimated Tangible Book Value Dilution Detail Calculation of Estimated Intangibles Created (1) Net proceeds based on a $200mm capital raise (gross) in 2024Q3, utilizing an issuance price of $27.50/share (2) Restructuring cost includes the RSU acceleration and cash out of options tax benefits Note: Based on June 30, 2024 financials (1) (2) ©2024 WesBanco, Inc. | All rights reserved

Non-GAAP reconciliations Appendix 54 WSBC Tangible Book Value $ Millions Total Shareholders' Equity $ 2 ,544.3 Less: Goodwill and Other Intangible Assets, net of DTL (1,121.5) Tangible Equity 1,422.8 Less: Preferred Shareholder's Equity (144.5) Tangible Common Equity 1 ,278.3 Add back: Accumulated Other Comprehensive Loss 235.2 Tangible Common Equity excluding AOCI $ 1 ,513.5 PFC Tangible Book Value $ Millions Total Shareholders' Equity $ 9 79.1 Add back: DTL 2 .2 Less: Goodwill and Other Intangible Assets (305.9) Tangible Equity 675.4 Less: Preferred Shareholder's Equity - Tangible Common Equity 6 75.4 Add back: Accumulated Other Comprehensive Loss 163.0 Tangible Common Equity excluding AOCI $ 8 38.5 PFC Tangible Common Equity / Tangible Assets $ Millions Total Shareholders' Equity $ 979.1 Add back: DTL 2 .2 Less: Goodwill and Other Intangible Assets (305.9) Tangible Equity 675.4 Less: Preferred Shareholder's Equity - Tangible Common Equity 675.4 Total Assets 8,778.7 Add back: DTL 2 .2 Less: Goodwill and Other Intangible Assets (305.9) Tangible Assets $ 8 ,475.0 Tangible Common Equity / Tangible Assets 8.0% PFC Tangible Book Value per Share $ Millions except per Share Data Total Shareholders' Equity $ 979.1 Add back: DTL 2 .2 Less: Goodwill and Other Intangible Assets (305.9) Less: Preferred Shareholder's Equity - Tangible Common Equity $ 675.4 Common Shares Outstanding (actual) 35,839,000 Tangible Book Value per Share $ 18.85 Note: Based on June 30, 2024 financials; DTL represents 21% of other intangibles (excluding goodwill) balance